UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):
May 2, 2017

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

Arizona	27-1288581
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Full mailing address of principal executive offices)

(480) 500-6800
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, no par value

Item 9.   Other Events

Following the signatures are the Notice of Annual Meeting of Shareholders, Proxy Statement and form of Proxy, access to which was provided to shareholders as of the April 12, 2017 record date, on or around May 2, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELIO MOTORS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Connie Grennan
Connie Grennan
Chief Financial Officer and
Corporate Secretary

Date:	May 2, 2017

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ELIO MOTORS, INC.
2942 North 24th Street, Suite 114-700
Phoenix, Arizona 85016

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Elio Motors, Inc.:

The annual meeting (the “Annual Meeting”) of shareholders of Elio Motors, Inc. (the “Company”) will be held at Embassy Suites, located at 2630 East Camelback Road, Phoenix, Arizona 85016, on May 15, 2017, at 11AM Arizona Time.  The meeting will be convened for the following purposes:

(1)	To elect six (6) directors to the Company’s Board of Directors;

(2)	To approve a plan of domestication that would change the Company’s domicile to Delaware (the “Plan of Domestication”); and

(3)	To transact such other business as may properly come before the Annual Meeting and at any adjournments thereof.

Only holders of record of the Company’s outstanding common and preferred stock at the close of business on April 12, 2017 are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Even if you now expect to attend the Annual Meeting, you are requested to mark, sign, date, and return the accompanying proxy by fax, email or by mail.  If you attend the Annual Meeting, you may vote in person, whether or not you have sent in your proxy.  A proxy may be revoked at any time prior to the voting thereof.

By Order of the Board of Directors

/s/ Connie Grennan
Connie Grennan, Corporate Secretary

Phoenix, Arizona
May 2, 2017

This Notice of the 2017 Annual Meeting and the attached Proxy Statement dated May 2, 2017 should be read in combination with the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2016.  Collectively, these documents contain all of the information and disclosures required in connection with the 2017 Annual Meeting of Shareholders.  Copies of all these materials can be found on the Internet at http://ir.eliomotors.com/proxymaterials.

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ELIO MOTORS, INC.
2942 North 24th Street, Suite 114-700
Phoenix, Arizona 85016

PROXY STATEMENT
May 2, 2017

This Proxy Statement is furnished to the shareholders of Elio Motors, Inc. (the “Company”) in connection with the solicitation on behalf of the Board of Directors (the “Board”) of proxies for use at the annual meeting of shareholders (the “Annual Meeting”) to be held at Embassy Suites, located at 2630 East Camelback Road, Phoenix, Arizona 85016, on May 15, 2017, at 11AM Arizona Time, and at any adjournments thereof.

This Proxy Statement and the enclosed form of proxy are first being made available to shareholders on or about May 2, 2017, and the cost of soliciting proxies in the enclosed form will be borne by the Company.  Proxies may be solicited by personal interview, telephone, facsimile and electronic means.

Important Notice of Internet Availability of Proxy Statement and Related Materials
We are making this Proxy Statement and Annual Report on Form 1-K for the year ended December 31, 2016 available to our shareholders primarily via email and the Internet instead of mailing printed copies of these materials to each shareholder.  This Proxy Statement and Annual Report on Form 1-K for the year ended December 31, 2016 are also available for viewing on the Internet at:  http://ir.eliomotors.com/proxymaterials.

QUORUM AND VOTING REQUIREMENTS

Record Date

The record date for determining the shareholders entitled to vote at the Annual Meeting was the close of business on April 12, 2017 (the “Record Date”), at which time we had issued and outstanding 26,819,490 shares of common stock, no par value (the “Common Stock”), 435,036 shares of Series C Preferred Stock, and 96,380 shares of Series D Preferred Stock.  Each share of Series C and Series D Preferred Stock is convertible into one share of Common Stock.  The holders of the Series C and Series D Preferred Stock are entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holders’ shares could be converted.  The Series C and Series D Preferred Stock and Common Stock vote together as a single class on all matters submitted to the shareholders of the Company.

Quorum Requirement

A majority of the votes entitled to be cast on the matter by a voting group that is present, in person or by proxy, regardless of whether the proxy has authority to vote on all matters, shall constitute a quorum at a meeting of shareholders.  With 27,350,906 voting shares outstanding as of the Record Date, 13,675,454 shares must be present in person or by proxy, to have a quorum represented at the Annual Meeting.  If less than a quorum is represented at a meeting, a majority of the shares so represented may adjourn the meeting without further notice for a period not to exceed 120 days at any one adjournment.  At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.  The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of shareholders so that less than a quorum remains.

Elio Motors, Inc. Proxy Statement - Page 1

Shares that are entitled to vote but that are not voted at the direction of the holder (called “abstentions”) and shares that are not voted by a broker or other record holder due to the absence of instructions from the beneficial owner (called “broker non-votes”) will be counted for the purpose of determining whether a quorum is present.

Vote Required

If a quorum is present, action by the shareholders on a matter other than the election of directors or approval of the Plan of Domestication is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action.  Approval of the Plan of Domestication requires the affirmative vote of a majority of all votes entitled to be cast.  Each outstanding share of our Common Stock, Series C Preferred Stock, and Series D Preferred Stock is entitled to one vote.  Abstentions and broker non-votes will be disregarded in determining whether a matter has been approved.  In other words, abstentions and broker non-votes will be counted neither as vote for, nor as votes against, a matter.

Directors are elected by an affirmative vote of a plurality of the votes cast, which means that the director nominees receiving the highest number of votes for their election will be elected as directors.  Abstentions and broker non-votes are not counted as votes for the election of any director nominee and therefore will not affect the election of directors by a plurality vote.  Under Arizona corporate law, shareholders have     cumulative voting rights in electing directors of an Arizona corporation.  Cumulative voting means that each shareholder, when electing more than one director, has the right to cast as many votes in the aggregate as such shareholder has voting shares multiplied by the number of directors to be elected.  For example, this year, six directors will be elected.  If a shareholder has 100 shares of Common Stock, the shareholder is entitled to cast a total of 600 votes in the election of the directors.  The shareholder may either cast 600 votes for a single director nominee or distribute those votes among the six director nominees.  The shareholder may also decide not to vote cumulatively for the directors and instead vote his/her 100 shares for as many directors as are to be elected.

This proxy solicitation on behalf of the Board includes a solicitation for discretionary authority to cumulate votes.  Unless otherwise indicated or if no choice is indicated on a proxy, your shares may be voted cumulatively, and the number of votes represented by your shares may be cast equally for each of the six director nominees.  If you do not wish to cumulate your votes, your proxy may provide that your shares should not be cumulatively voted in the director election.  Please note that upon instructing that your shares be voted non-cumulatively, your voted shares could potentially be diluted in the director election if other shareholders choose to vote their shares cumulatively.

You may withhold authority to vote for any director nominee in the director election.  You may not cumulate your votes if they are cast as “withheld.”

Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our voting stock, as of April 12, 2017 by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our Common Stock;
•	each of our named executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

Elio Motors, Inc. Proxy Statement - Page 2

We have determined beneficial ownership in accordance with rules of the Securities and Exchange Commission (“SEC”). The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after April 12, 2017. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after April 12, 2017 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on the following shares of our voting stock outstanding at April 12, 2017:  26,819,490 shares of Common Stock, 435,036 shares of Series C Preferred Stock, and 96,380 shares of Series D Preferred Stock.  Each share of Series C and Series D Preferred Stock is convertible into one share of Common Stock.  The holders of the Series C and Series D Preferred Stock are entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holders’ shares could be converted.  The Series C and Series D Preferred Stock and Common Stock vote together as a single class on all matters submitted to the shareholders of the Company.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.
	Shares Beneficially Owned

Name and Address of Beneficial Owner	Shares(#)	Percentage(%)
5% or Greater Shareholders:
Paul Elio (1)	17,995,000	65.8%
Elio Engineering, Inc.	12,750,000	46.6%
Stuart Lichter (2)	8,913,998	28.5%

Named Executive Officers and Directors:
Kenneth Way (3)	176,722	0.7%
James Holden (3)	134,222	0.5%
Connie Grennan	0	--
Hari Iyer	0	--
David Schembri	0	--
All current directors and executive officers as a group (7 persons)	27,219,943	87.1%

(1)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and majority shareholder.

(2)
Mr. Lichter has the right to convert promissory notes in the principal amount of $8,239,000 into 1,377,759 shares of Common Stock and the right to exercise immediately exercisable options to purchase 1,946,378 shares.  Includes shares of Series C and Series D Preferred Stock which are immediately convertible into 531,416 shares of Common Stock and immediately exercisable warrants to purchase 25,000 shares of Common Stock owned by Shreveport Business Park, LLC, an entity owned and controlled by Mr. Lichter.  See “Certain Relationships and Related Party Transactions.”

(3)	Includes 16,722 shares of Common Stock issuable upon the conversion of a promissory in the principal amount of $100,000. See “Certain Relationships and Related Party Transactions.”

Elio Motors, Inc. Proxy Statement - Page 3

How You Can Vote

You may vote your shares in person by attending the Annual Meeting or you may vote by completing, signing, dating and faxing, emailing or mailing the proxy form.  If you return your signed proxy card before the Annual Meeting, the named proxy will vote your shares as you direct.  If you send in your proxy card, but do not specify how you want to vote your shares, your shares will be voted:

(i)	FOR the election of all nominees for director as described under “Election of Directors”;
(ii)	FOR adoption of the Plan of Domestication; and
(iii)	in the discretion of the persons named in the enclosed proxy, on any other matters that may properly come before the Annual Meeting.

You May Revoke or Change Your Vote

You may revoke the enclosed proxy at any time prior to its exercise by filing with the Secretary of the Company a written revocation or a duly executed proxy bearing a later date.  A shareholder who votes in person at the Annual Meeting in a manner inconsistent with a proxy previously filed on the shareholder’s behalf will be deemed to have revoked such proxy as it relates to the matter voted upon in person.  Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Interests of Directors and Officers in Matters to be Acted Upon

Other than the election of the nominated directors, no director or officer, or associate of any director or officer or any other person will receive any extra or special benefit from the matters described herein which is not shared on a pro rata basis by all other holders of securities of the same class in accordance with their respective interests.

Elio Motors, Inc. Proxy Statement - Page 4

PROPOSAL ONE ELECTION OF DIRECTORS

The first item to be acted upon at the Annual Meeting is the election of six directors to our Board of Directors.  Each of the persons elected will serve a term of one year and until the election and qualification of his successor.  We are not aware of any material proceedings to which any of the nominee directors, or any associate of any such director, is a party adverse to us or has a material interest adverse to us or to any of our subsidiaries.  Each nominee has consented to being named as a nominee and to serve if elected.

Director candidates were nominated by the Board of Directors.  To date, it has not been necessary to engage a third party search firm to assist in identifying suitable candidates for directors.  The Board of Directors believes that our existing Board members and executive management have sufficient networks of business contacts to form a suitable candidate pool from which nominees may be identified in the future.

If any nominee should decline or be unable to serve for any reason, votes will instead be cast for a substitute nominee designated by the Board.  The Board has no reason to believe that any nominee will decline to be a candidate or, if elected, will be unable or unwilling to serve.  The Company’s directors are elected by a plurality vote.  Unless authority is withheld, the persons named in the enclosed proxy will vote the shares represented by the proxies received for the election of the six nominees named below.

Nominees for Director to be Elected

Name	Age	Current Position with Company
Paul Elio	53	Chairman of the Board, Chief Executive Officer, and Director
James Holden	65	Director
Hari Iyer	51	Director
Stuart Lichter	68	Director
David C. Schembri	63	Director
Kenneth L. Way	77	Director

Information About Directors

Paul Elio.  Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.  As our Chief Executive Officer and director since the inception of Elio Motors, Mr. Elio brings his leadership, extensive experience and knowledge of our Company, the industry, and the investment community to the Board of Directors.

Hari Iyer.  In addition to serving as a director, Mr. Iyer was the Chief Operating Officer of Elio Motors from January 2014 to May 2016.  He left the Company to start a new business, YoYo, an on-demand, pay-per-mile car subscription service as an alternative to buying or leasing automobiles.  He brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.  Mr. Iyer brings his extensive engineering experience and knowledge of our Company to the Board of Directors.

Elio Motors, Inc. Proxy Statement - Page 5

James Holden.  Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.  Mr. Holden’s extensive executive and board experience brings operational, investment, strategic, and industry expertise to the Board of Directors.

Stuart Lichter.  Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States.  IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes.  Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago.  Mr. Lichter’s real estate experience and investment expertise provides valuable insight to the Board of Directors with respect to our manufacturing facility and financial success.

David C. Schembri.  Since August 2012, Mr. Schembri has been the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico.  From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled.  From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network.  Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.  Mr. Schembri’s extensive executive experience brings operational, manufacturing, strategic, and industry expertise to the Board of Directors.

Kenneth L. Way.  Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations.  At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.  Mr. Way’s extensive executive and board experience brings operational, manufacturing, strategic, and industry expertise to the Board of Directors.

Director Independence Determinations

As of the date of this Proxy Statement, our Common Stock trades on the OTCQX.  As such, we are not currently subject to corporate governance standards of exchange-listed companies, which require, among other things, that the majority of the board of directors be independent.  The OTCQX requires that we have at least two independent directors, which are defined as persons other than (1) an executive officer or employee of the Company or (2) individuals having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Elio Motors, Inc. Proxy Statement - Page 6

As our goal is to have our stock listed on The NASDAQ Stock Market, we have implemented a board structure that will comply with those listing requirements.  Our Board of Directors consists of six members. Our Board of Directors has determined that there are three independent directors in accordance with the listing requirements of The NASDAQ Stock Market.  Under the applicable NASDAQ Capital Market rules, we are permitted to phase in our compliance with the majority independent board requirement of The NASDAQ Stock Market within one year of our listing on The NASDAQ Stock Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our Board of Directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.
James Holden, David C. Schembri and Kenneth L. Way are considered independent directors under the above definition.

Board Leadership Structure

Our Board of Directors is currently led our chairman and chief executive officer, Paul Elio.  While our Board of Directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the Company continues to grow, it has determined that the Company must reach the production stage before it can separate the roles of chief executive officer and chairman of the board.
Our Board of Directors has concluded that our current leadership structure is appropriate at this time. However, our Board of Directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our Board of Directors has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from Board committees and members of senior management to enable our Board to understand the Company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our Board as a whole.

Elio Motors, Inc. Proxy Statement - Page 7

Board Committees and Independence

Our Board has established three standing committees—audit, compensation and nominating and corporate governance – each of which operates under a charter that has been approved by our Board.  Each committee's charter is available under the Corporate Governance section of our website at http://ir.eliomotors.com/company-information. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Proxy Statement.
Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our Board any changes to such investment policy;

•	reviewing any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are James Holden, David Schembri and Kenneth Way.  Mr. Schembri serves as the chairperson of the committee. All members of our audit committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Stock Market. Our Board of Directors has determined that Mr. Schembri is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Stock Market.

Elio Motors, Inc. Proxy Statement - Page 8

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are James Holden and Kenneth Way, and Mr. Holden serves as the chairperson of the committee. Our Board has determined that each of Messrs. Holden and Way is independent under the applicable rules and regulations of The NASDAQ Stock Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our Board of Directors in discharging the Board’s responsibilities regarding the identification of qualified candidates to become Board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our Board of Directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our Board of Directors concerning governance matters and oversight of the evaluation of our Board of Directors. The members of our nominating and corporate governance committee are David Schembri and Kenneth Way, and Mr. Way serves as the chairman of the committee. Our Board has determined that each of Messrs. Schembri and Way is independent under the applicable rules and regulations of The NASDAQ Stock Market relating to nominating and corporate governance committee independence.  The nominating and corporate governance committee operates under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the Board of Directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  Our code of business conduct and ethics is available under the Corporate Governance section of our website at http://ir.eliomotors.com/company-information. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Stock Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Proxy Statement.

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Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2016, our “named executive officers” and their positions were as follows:

•	Paul Elio, Chief Executive Officer
•	Hari Iyer, Chief Operating Officer
•	Connie Grennan, Chief Financial Officer

Summary Compensation Table

The following table sets forth information about the remuneration of our named executive officers for services rendered during our fiscal years ended December 31, 2016 and 2015.  Certain tables and columns have been omitted as no information was required to be disclosed under those tables or columns.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Paul Elio, Chief Executive Officer	2016	250,000	0	0	250,000
	2015	250,000	0	0	250,000
Hari Iyer, Chief Operating Officer	2016	104,167	0	80,000	184,167
	2015	250,000	0	0	250,000
Connie Grennan, Chief Financial Officer	2016	175,000	1,099,000(1)	0	1,274,000
	2015	150,000	0	0	150,000

(1)
The option awards were valued using a Black-Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk-free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5-year expected option life.

Narrative Disclosure to Compensation Tables

Hari Iyer resigned as our Chief Operating Officer on May 31, 2016.  Effective June 1, 2016, we entered into an independent contractor consulting agreement with Mr. Iyer.  Under the terms of the agreement, Mr. Iyer will continue to advance our ATVM loan application.  The agreement has a term of one year and requires payment of $10,000 per month.  We paid $50,000 to Mr. Iyer as a back-end retainer covering the last five months of the agreement’s term in June 2016.

We have not entered into employment agreements with any our executive officers.

Outstanding Equity Awards at Fiscal Year-end

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Paul Elio	0	0	0	--	--
Hari Iyer	0	0	0	--	--
Connie Grennan	0	100,000	0	19.68	10/11/2023

The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production of the Elio commences.

Elio Motors, Inc. Proxy Statement - Page 10

2016 Stock Option Plan

In May 2016, our shareholders adopted the 2016 Incentive and Nonstatutory Stock Option Plan (the “2016 Stock Option Plan”), the principal terms of which are summarized below. The following summary is qualified in its entirety by the full text of the 2016 Stock Option Plan, which is an exhibit to our annual report on Form 1-K filed with Securities and Exchange Commission on May 1, 2017.

The 2016 Stock Option Plan is intended to (i) encourage ownership of shares by our employees and directors and certain consultants to the Company; (ii) induce them to work for the benefit of the Company; and (iii) provide additional incentive for such persons to promote the success of the Company.

Our Compensation Committee administers the 2016 Stock Option Plan, which permits the granting of options to purchase up to 2,000,000 shares of Common Stock.

Persons eligible to receive awards under the 2016 Stock Option Plan include employees, officers and directors of the Company, and certain consultants and advisors to the Company.

The Board of Directors or committee may amend, suspend or discontinue the 2016 Stock Option Plan at any time or from time to time; provided that no action of the Board shall adversely affect any rights under stock options already granted.  No amendment to the 2016 Stock Option Plan can be made to the extent shareholder approval of such amendment is required by applicable provisions of the Internal Revenue Code, the rules of any applicable stock exchange, or applicable provisions of federal securities laws or state corporate and securities laws.

The 2016 Stock Option Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the 2016 Stock Option Plan is evidenced by a written option agreement between us and the optionee.  The option price of any incentive stock option or any non-qualified stock option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the Common Stock will have an option price of not less than 110% of the fair market value per share on the date of grant.  “Fair Market Value” per share as of a particular date is defined in the 2016 Stock Option Plan as the closing sales price of our Common Stock (or the closing bid, if no sales were reported), as reported on a national securities exchange or automated quotation system.  If none, the Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock.  In the absence of an established market for the Common Stock, the value shall be determined by the Board or committee in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the 2016 Stock Option Plan may not exceed ten years from the date of grant thereof.  Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our Common Stock will be for no more than five years.

The Board or committee has the authority to determine the provisions, terms and conditions of each option including, but not limited to, a vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment, payment contingencies and satisfaction of any performance criteria.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the Board or committee.  Such other consideration may consist of shares of Common Stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the Board or committee.

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Options granted under the 2016 Stock Option Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our Company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our Company since the date of grant of the option.  An option may be exercised after the termination of an optionee’s continuous service only to the extent provided in the optionee’s option agreement.

Options Granted

In October 2016, the Compensation Committee granted a total of 510,380 stock options, which are exercisable at $19.68 per share and expire in October 2023.  The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production of the Elio commences.  As of December 31, 2016, 121,380 options were forfeited.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans.  We do not provide our named executive officers with any other perquisites or other personal benefits.

Director Compensation

Name	Fees earned or paid in cash ($)	Option awards ($)(1)	All other compensation ($)	Total ($)
James Holden	0	263,760	0	263,760
Stuart Lichter	0	0	0	0
David Schembri	0	131,880	0	131,880
Kenneth Way	0	263,760	0	263,760

(1)
The option awards were valued using a Black-Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk-free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5-year expected option life.

We currently do not pay directors’ fees for attendance at meetings.  We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

In October 2016, Messrs. Holden, Schembri and Way were granted options to purchase 24,000, 12,000 and 24,000 shares, respectively.  The options vest equally over three years beginning October 2017, expire in October 2023, and are exercisable at $19.68 per share.

Limitations of Liability and Indemnification Matters

Arizona law does not limit the extent to which a company’s articles of incorporation may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Arizona courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of incorporation provide for mandatory indemnification of our officers and directors for any liability incurred in their capacities as such in all circumstances in which indemnification is permitted by law.

Under current Arizona law, a corporation shall pay an outside director’s expenses in advance of a final disposition of a proceeding, if the director furnishes the corporation with a written affirmation of the director’s good faith belief that the director has met the standard of conduct described in section 10-851, subsection A of the Arizona Revised Statutes, and the director furnishes the corporation with a written undertaking executed personally, or on the director’s behalf, to repay the advance if it is ultimately determined that the director did not meet the standard of conduct.  That standard requires that the individual’s conduct was in good faith and that the individual reasonably believed, in the case of conduct in an official capacity with the corporation, that the conduct was in the best interests of the corporation, and in all other cases, that the conduct was at least not opposed to its best interests.  In the case of any criminal proceedings, the standard requires that the individual had no reasonable cause to believe the conduct was unlawful.

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Our articles of incorporation limit the liability of our directors for monetary damages to us or our stockholders for any action taken or any failure to take any action as a director to the fullest extent permitted by the Arizona Revised Statutes, as the same exists or may hereafter be amended.

The above description of the indemnification provisions of our articles of incorporation is not complete and is qualified in its entirety by reference to that document, which is filed as an exhibit to our offering statement filed with the Securities and Exchange Commission on August 28, 2015.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Certain Relationships and Related Party Transactions

We describe below the transactions and series of similar transactions, during the last two completed fiscal  years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•
any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements with directors and executive officers, which are described where required under the section above titled “Executive Compensation.”

Transfer of Consumer Financing Rights

In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of our Company with only limited compensation.  Mr. Elio is a member of Carr Finance Company, LLC.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending

On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility.  Stuart Lichter personally guaranteed the payment of this note.  CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014.  CH Capital Lending is an affiliate of Stuart Lichter.  On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending agreed to forbear on enforcing the payment of this note until July 31, 2016.  We entered into loan extension agreements in November 2016 and in April 2017 which extended the maturity date to July 31, 2018.

Elio Motors, Inc. Proxy Statement - Page 13

Lease with Shreveport Business Park, LLC

Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC (“SBP”), an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant stockholders.  We entered into an agreement with SBP in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month.  Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space and are past due in paying these amounts.  On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

On November 17, 2016, we entered into a lease amendment agreement with SBP in which the payment of rent, common expenses, taxes and insurance was deferred until the earlier of December 31, 2017 or the commencement of commercial vehicle production.  SBP waived payment of accrued fees and interest, as well as late fees and interest projected through December 31, 2017.  SBP also agreed to exchange sublease payments of $2,742,784 and common expenses, taxes and insurance, accrued through December 31, 2016, for 435,036 shares of Series C preferred stock and a warrant to purchase up to 25,000 restricted shares of our Common Stock, exercisable until November 17, 2021 at an exercise price of $20.00 per share.  In addition, SBP also agreed to exchange 2017 projected sublease payments of $2,992,128 and projected lease charges of $598,324 for 96,380 shares of Series D preferred stock effective January 1, 2017.  Each share of Series C and Series D preferred stock is convertible into one share of Common Stock.

Advances to Paul Elio

Amounts advanced to Paul Elio, our Chief Executive Officer at December 31, 2016 and 2015 were -0- and $328,014, respectively.  The advance accrued interest at the Federal Funds rate per annum, was due on demand and is reflected on the balance sheets as other current assets.  Mr. Elio repaid the 2015 advance in full on May 3, 2016.

Loans Made by Stuart Lichter

Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC.  The promissory notes evidencing the loans are as follows:

Date	Amount	Maturity	Payment Terms	Interest Expense for 2016	Interest Expense for 2015
March 6, 2014	$1,000,500	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$101,718	$101,440

May 30, 2014	$300,000	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$30,500	$30,416

Elio Motors, Inc. Proxy Statement - Page 14

Date	Amount	Maturity	Payment Terms	Interest Expense for 2016	Interest Expense for 2015
June 19, 2014	$600,000	January 31, 2019	Secured by Elio Motors’ reservation accounts and deposit held by Racer Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$61,000	$60,833

In addition to the loans described in the table above, during 2015, Mr. Lichter purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act of 1933.  These notes were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share.  In April 2017, Mr. Lichter converted his notes and accrued interest into 356,036 shares.

During 2016, Mr. Lichter advanced a total of $5,770,000 to us.  He has advanced an additional $514,000, and purchased 33,445 shares of Common Stock in a private placement offering at $5.98 per share during 2017.  The advances are evidenced by convertible unsecured notes due September 30, 2022, which accrued interest at 5% per annum and are convertible into shares of our Common Stock at any time prior to their maturity in 2022 at an initial conversion price equal to $15.00 per share.  The convertible notes contained a “most favored nation” clause.  Mr. Lichter agreed to limit resales of shares obtained upon conversion to 2,500 per week so long as the trading price per share of Common Stock is above $19.50.  In April 2017, Mr. Lichter converted all of these convertible unsecured notes into 1,077,752 shares.

Options Granted to Stuart Lichter

In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”).  The 5% Option was exercisable at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000.  This second option permitted Mr. Lichter to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”).  The 2% Option was exercisable at any time and from time to time until June 29, 2025 for $3,000,000.

In May 2016, we amended and replaced the 5% and 2% Options with an option to purchase up to 1,887,554 shares of our Common Stock at a price of $5.56 per share until June 29, 2025.

We granted a third option to Mr. Lichter in consideration of his personal guaranty given to PayPal Inc. in the amount of $5,000,000.  We were utilizing PayPal to process reservation deposits and PayPal had held back in excess of $4,000,000 as a reserve against possible chargebacks.  Mr. Lichter provided his personal guaranty to induce PayPal to release $4,000,000 of the reserve to the Company in May 2016.  This third option permits Mr. Lichter to purchase up to 58,824 shares of our Common Stock at a price of $17.00 per share until May 10, 2021.

Elio Motors, Inc. Proxy Statement - Page 15

Loans Made by Directors

In November 2016, James Holden and Kenneth Way each loaned $100,000 to us.  We issued convertible unsecured notes due September 30, 2022 to them, which were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $15.00 per share.  The convertible notes contained a “most favored nation” clause.  The notes accrued interest at the rate of 5% per annum, payable at maturity.  In April 2017, Messrs. Holden and Way converted their loans and accrued interest into 17,078 and 17,080 shares of Common Stock, respectively.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  A majority of the independent, disinterested members of our Board of Directors will approve future affiliated transactions, and we will maintain at least two independent directors on our Board of Directors to review all material transactions with affiliates.

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED ABOVE.

Elio Motors, Inc. Proxy Statement - Page 16

PROPOSAL TWO APPROVAL OF PLAN OF DOMESTICATION

General

Our Board of Directors has approved and recommends to shareholders a proposal to change our Company’s state of incorporation from Arizona to Delaware. We refer to this as the “Reincorporation” in this Proxy Statement. If our stockholders approve the Reincorporation, we will accomplish the Reincorporation by domesticating in Delaware as provided in the Delaware General Corporation Law (“DGCL”) and the Arizona Revised Statutes (“ARS”).

The affirmative vote of the holders of a majority of the issued and outstanding shares of our voting stock as of the record date is required for the approval of our reincorporation from Arizona to Delaware.  Abstentions and broker non-votes will be counted as a vote AGAINST our reincorporation from Arizona to Delaware.

Principal Features of the Reincorporation

The Reincorporation will be effected pursuant to the Plan of Domestication, which is attached as Appendix A. Approval of this Proposal Two will constitute approval of the Plan of Domestication. The Plan of Domestication provides that we will reincorporate in Delaware and that there will be no change in the business, properties, assets, obligations or management of the Company as a result of the Reincorporation. The directors and officers of our Company immediately prior to the Reincorporation will serve as the directors and officers of our Company following the Reincorporation. We will continue to maintain our headquarters in Arizona.

The Plan of Domestication also provides that each outstanding share of our Common Stock and our preferred stock will remain unaffected by the Reincorporation. You will not have to exchange your existing stock certificates for new stock certificates. At the same time, each outstanding option or right to acquire shares of our Common Stock will continue to be an option or right to acquire an equal number of shares of our Common Stock under the same terms and conditions.

At the effective time of the Reincorporation, our Common Stock will continue to be traded on the OTCQX under the symbol “ELIO.” There will be no interruption in the trading of our Common Stock as a result of the Reincorporation.

Following the Reincorporation, our Company will be governed by the DGCL instead of the ARS. Furthermore, when the Reincorporation becomes effective, we will be governed by the Certificate of Incorporation attached hereto as Appendix B and the Amended and Restated Bylaws attached hereto as Appendix C. In this section, we refer to these documents as the “Delaware Charter” and the “Delaware Bylaws”, respectively. Approval of Proposal Two will constitute approval of the Delaware Charter and the Delaware Bylaws. Our Company’s current Amended and Restated Articles of Incorporation and Amended and Restated By-Laws will not be applicable to our Company upon completion of the Reincorporation. In this section, we refer to these documents as the “Arizona Charter” and the “Arizona Bylaws”, respectively.

Reasons for the Reincorporation

For many years, Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have initially chosen Delaware, or chosen to reincorporate in Delaware, in a manner similar to our proposed Reincorporation.

Elio Motors, Inc. Proxy Statement - Page 17

Our Board of Directors believes that the principal reasons for considering the Reincorporation are:

•
the development in Delaware over the last century of a well-established body of case law construing the DGCL, which provides businesses with a greater measure of predictability than exists in any other jurisdiction;

•
the certainty afforded by the well-established principles of corporate governance under Delaware law are of benefit to us and our stockholders and should assist us in continuing to attract and retain outstanding directors and officers;

•	Delaware law itself, which is generally acknowledged to be the most advanced and flexible corporate statute in the country;

•
the Delaware Court of Chancery, which brings to its handling of complex corporate issues a level of experience, a speed of decision and a degree of sophistication and understanding unmatched by any other court in the country; and

•	the Delaware General Assembly, which each year considers and adopts statutory amendments that are designed to meet changing business needs.

Potential Anti-Takeover Implications of Reincorporation

Delaware, like many other states, permits a corporation to adopt a number of measures designed to reduce a corporation's vulnerability to unsolicited takeover attempts through amendment of the corporate certificate of incorporation or by-laws or otherwise. Like Arizona, Delaware has a statute limiting business combinations with interested stockholders. However, as discussed above, the Reincorporation is being proposed to allow us to avail ourselves of the favorable corporate environment in Delaware, and not to prevent a change in control of our Company.

Comparison of Stockholder Rights Before and After the Reincorporation

Because of differences between the ARS and the DGCL, as well as differences between the Arizona Charter and Arizona Bylaws and the Delaware Charter and Delaware Bylaws, the Reincorporation will effect some changes in the rights of our stockholders. Summarized below is a comparison of significant rights of our stockholders before and after the Reincorporation under the ARS and the DGCL, the Arizona Charter and the Delaware Charter, and the Arizona Bylaws and the Delaware Bylaws.

The summary below is not intended to be relied upon as an exhaustive list of all differences or a complete description of the differences between the DGCL and the Delaware Charter and Delaware Bylaws, on the one hand, and the ARS and the Arizona Charter and Arizona Bylaws, on the other hand. The summary below is qualified in its entirety by reference to the actual text of the ARS, the Arizona Charter, the Arizona Bylaws, the DGCL, the Delaware Charter and the Delaware Bylaws.

	Arizona	Delaware
Authorized Capital Stock:
The Arizona Charter authorizes 110,000,000 shares, of which, 100,000,000 are designated as common stock, no par value per share, and 10,000,000 shares are designated as preferred stock, no par value per share.

The Delaware Charter authorizes 110,000,000 shares, of which, 100,000,000 will be designated as common stock, par value $0.01 per share, and 10,000,000 shares will be designated as preferred stock, par value $0.01 per share.

Voting Rights:	Under the Arizona Charter, each holder of Common Stock is entitled to one vote for each share held on matters submitted to a vote of shareholders.	Under the Delaware Charter, each holder of our common stock will be entitled to one vote for each share held on matters submitted to a vote of stockholders.

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Cumulative Voting Right:	Under the ARS, the holders of our Common Stock have cumulative voting rights in the election of directors.	Under the DGCL and the Delaware Charter, the holders of our common stock will not have cumulative voting rights in the election of directors.
Rights of Holders of Preferred Stock:
The Arizona Charter provides that our Board of Directors is authorized to fix the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of any series of preferred stock.

The Delaware Charter provides that the Board of Directors will be authorized to determine the rights, powers, preferences, voting powers, relative, participating, optional or other special rights of any series of preferred stock.

Number and Classification of Board of Directors:
The Arizona Bylaws provide that all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of shareholders, which means that we do not have a classified board of directors.

The Arizona Bylaws provide that the number of directors is to be fixed solely by our Board of Directors.
Under the ARS, the establishment of a classified board would require an amendment to our Arizona Charter, which in turn requires the approval of our stockholders.

The Delaware Charter provides that until the first annual meeting of stockholders to occur following the first date on which our Common Stock is listed or quoted on a national securities exchange (the “Trigger Date”), all directors will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders, which means that we will not have a classified board of directors.  On and after the first annual meeting following the Trigger Date, the directors, other than those who may be elected by the holders of any series of preferred stock specified in the related preferred stock designation, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible.

The Delaware Charter and the Delaware Bylaws provide that the number of directors will be fixed solely by our Board of Directors, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances.

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Removal of Directors:
Under the Arizona Bylaws, a director may be removed with or without cause.  The ARS provides that if less than the entire board is to be removed, a director shall not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal.

Until the Trigger Date, subject to the rights of the holders of shares of any series of preferred stock to elect additional directors (the “Preferred Stock Director Rights”), the Delaware Charter and the Delaware Bylaws provide that any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares, voting together as a single class. On and after the Trigger Date, subject to the Preferred Stock Director Rights, any director may be removed only for cause, upon the affirmative vote of the holders of at least 66-2/3% of the voting power of the outstanding shares, voting together as a single class.  Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent in the performance of his duties to the Company in any matter of substantial importance to the Company by the affirmative vote of at least 80% of the directors then in office or a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability to serve as a director of the Company.

Vacancies on the Board of Directors:
The Arizona Bylaws provide that any vacancy on the Board of Directors may be filled by the affirmative vote of the holders of a majority of the shares or by a majority of the directors then in office, even though less than a quorum may then be in office.

The Delaware Charter and the Delaware Bylaws provide that subject to applicable law and the rights of the holders of any series of preferred stock then outstanding, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board shall, unless otherwise required by law or by resolution of the Board, be filled (A) prior to the Trigger Date, by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or the affirmative vote of the holders of a majority of the voting power of our outstanding shares entitled to vote generally for the election of directors, voting together as a single class, and (B) on or after the Trigger Date, solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders.

Special Meetings:
The Arizona Bylaws provide that special meetings of stockholders may be called by:

•  the Chair of the Board of Directors,

•  the President,

•  the Board of Directors, or

•  the Secretary, upon application of holders of at least 25% of shares outstanding and entitled to vote.

The Delaware Charter and the Delaware Bylaws provide that prior to the Trigger Date, special meetings of stockholders may be called by the Board of Directors or by the Company’s Secretary at the request of the holders of record of a majority of the outstanding shares of Common Stock.  After the Trigger Date, special meetings of stockholders shall only be called by the Board of Directors, subject to the rights of any holders of preferred stock.

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Stockholder Action by Written Consent:
The Arizona Bylaws provide that any action required or permitted to be taken at any annual or special meeting of shareholders, may be taken without a meeting if consents, setting forth the action so taken, shall be given by the holders of all of our outstanding stock.

The Delaware Charter and the Delaware Bylaws provide that prior to the Trigger Date, any action required or permitted to be taken at any annual meeting or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date and subject to the rights of any holders of preferred stock, any action required or permitted to be taken by the stockholders must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Quorum of Stock- holders:
Under the Arizona Bylaws, the holders of a majority of the shares outstanding and entitled to vote at a shareholders meeting, present in person or represented by proxy, will constitute a quorum at all meetings of the shareholders for the transaction of business.

Under the Delaware Bylaws, the holders of a majority of our shares outstanding and entitled to vote at a stockholders meeting, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business.

Advance Notice Procedures for a Stockholder Proposal or Director Nomination:
A shareholder entitled to vote at an annual meeting may request business to be brought before that meeting, and a shareholder entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and content as set forth in the Arizona Bylaws to our Secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of our preceding year’s annual meeting of shareholders. However, if the date of the annual meeting is changed by more than 30 days from the anniversary of the preceding year’s annual meeting, notice by the shareholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

A stockholder entitled to vote at an annual meeting may request business to be brought before that meeting, and a stockholder entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and content as set forth in the Delaware Bylaws to our Secretary not less than 90 nor more than 120 days prior to the first anniversary of the date of our preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting.

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Business Combina-tions with Interested Stock- holders:
ARS Section 10-2741 provides that an issuing public corporation may not engage in any business combination with any interested shareholder for a three-year period following the date that such shareholder became an interested shareholder unless:

•  The business combination with the interested shareholder is approved by a committee consisting solely of disinterested directors before the interested shareholder's share acquisition date, or

•  The acquisition of shares made by the interested shareholder on the shareholder's share acquisition date is approved by a committee consisting solely of disinterested directors before the interested shareholder's share acquisition date.

The Arizona Charter provides that we have elected not to be subject to the control share acquisition statute.

Following the Reincorporation, we will be governed by Section 203 of the DGCL, which provides that, subject to certain exceptions specified therein, a corporation may not engage in any business combination with any “interested stockholder” for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•  prior to such date, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

•  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced (excluding certain shares), or

•  on or subsequent to such date, the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting, and not by written consent, of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The Delaware Charter provides that we have elected not to be subject to the provisions of Section 203.

Mergers and Acquisitions:
Under the ARS, a merger, share exchange and sale of all or substantially all of the assets of a corporation must be approved by the board of directors and, unless a greater percentage vote is required by the articles of incorporation or other provision of the ARS, the merger, share exchange or sale of assets must be approved by a majority of all the shares entitled to vote on the matter.

The Arizona Charter does not specify a voting power requirement different than required by the ARS.

Under the DGCL, a merger, consolidation, sale of all or substantially all of a corporation’s assets other than in the regular course of business or dissolution of a corporation must be approved by a majority of the outstanding shares entitled to vote.

The Delaware Charter does not specify a voting power requirement different than required by the DGCL.

Elio Motors, Inc. Proxy Statement - Page 22

Amendment of Articles of Incorpora-tion:
Under the ARS, any amendments to the Arizona Charter must be adopted by the board of directors and, unless a greater percentage vote is required by the articles of incorporation or other provision of the ARS, the amendment must generally be approved by the holders of a majority of all the shares entitled to vote on the matter.

The Arizona Charter does not specify a voting power requirement different than required by the ARS.

The DGCL provides that a corporation may amend its certificate of incorporation upon the adoption of a resolution setting forth the proposed amendment by the board of directors of a corporation and thereafter by the affirmative vote of holders of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation provides for a different vote of the stockholders.

The Delaware Charter specifies a two-thirds voting power requirement to approve amendments to the Delaware Charter, with respect to amendments to the provisions relating to:

• our Board of Directors, including removal and filling of vacancies,

• calling special meetings of the stockholders,

• amendment of the bylaws,

•  the liability of directors to our Company and the obligation of our Company to indemnify directors and officers

•  actions taken without a stockholders meeting,

•  forum selection,

•  the vote required to amend the Delaware Charter, and

•  the election to opt out of Section 203.

Amendment of Bylaws:	The ARS and the Arizona Bylaws provide that the shareholders have the power to make, amend or repeal the bylaws. The Arizona Bylaws may also be amended by our Board of Directors.
Under the DGCL, directors may amend the bylaws of a corporation only if such right is expressly conferred upon the directors in its certificate of incorporation.

The Delaware Charter and Delaware Bylaws provide that the Board of Directors has the power to adopt, amend, alter or repeal the Delaware Bylaws and that the Delaware Bylaws also may be adopted, amended, altered or repealed (A) prior to the Trigger Date by the affirmative vote of the holders of at least a majority of the shares entitled to vote, and (b) on and after the Trigger Date by the affirmative vote of at least 66-2/3% of the outstanding shares entitled to vote.

Elio Motors, Inc. Proxy Statement - Page 23

Dividends:	Under the Arizona Bylaws, the Board of Directors may declare and pay dividends upon the shares of our capital stock.
Under the Delaware Bylaws, dividends upon our capital stock may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of our capital stock.

Limitation of Liability:
The ARS authorizes an Arizona corporation to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation for monetary damages for breach of fiduciary duty as directors, provided that the provision may not eliminate or limit the liability of directors for:

•  the amount of a financial benefit received by a director to which the director is not entitled,

•  an intentional infliction of harm on the corporation or the shareholders,

•  any improper distributions to shareholders under the ARS, or

•  an intentional violation of criminal law.

The Arizona Charter limits the liability of our directors in accordance with the ARS.

The DGCL and the Delaware Charter eliminate the liability of a director for monetary damages for breach of fiduciary duty, except for liability:

•  for any breach of the director’s duty of loyalty to our Company or its stockholders,

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•  under Section 174 of the DGCL, or

•   for any transaction from which the director derived any improper personal benefit.

Indemnifica-tion of Officers and Directors:
The ARS provides that a corporation may indemnify an individual who is a party to a proceeding because he is a director or officer against liability incurred if he acted in good faith, he reasonably believed his conduct was in the best interests of the corporation or was not opposed to the best interests of the corporation, and in the case of a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

The ARS also provides that a corporation must indemnify a director or officer who was successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

The ARS permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

Pursuant to Section 145 of the DGCL, a corporation has the power to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action.

The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

Elio Motors, Inc. Proxy Statement - Page 24

The Arizona Charter requires indemnification to the extent permitted by the ARS.
Under the DGCL, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by bylaw, agreement, vote of stockholders, disinterested directors or otherwise.

The Delaware Charter and Delaware Bylaws contain indemnification provisions consistent with the DGCL.

Stock Redemption and Repur-chases:	Under the ARS, a corporation may acquire its own shares and those shares constitute authorized but unissued shares.
Under the DGCL, a corporation may purchase or redeem its own shares of capital stock, except when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation.

Duration of Proxies:	Under the ARS, unless otherwise provided in the appointment form, a proxy executed by a shareholder will remain valid for a period of 12 months.	Under the DGCL, a proxy executed by a stockholder will remain valid for a period of three years unless the proxy provides for a longer period.
Stockholders Right to Inspect Books and Records:
The ARS provides that upon five business days written notice a holder of shares of a corporation for at least six months preceding the demand or of at least five percent of all the outstanding shares is entitled to inspect and copy, during regular business hours at the office where they are maintained, copies of any of the following records of the corporation:

•  articles of incorporation and bylaws,

•  resolutions adopted by its board of directors creating one or more classes or series of shares and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding,

•  the minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting for the past three years,

•  all written communications to shareholders generally within the past three years, including the financial statements furnished for the past three years,

The DGCL provides that any stockholder of record may demand to examine the corporation’s stock ledger, a list of its stockholders and its other books and records for any proper purpose. If management of the corporation refuses, the stockholder can compel release of the books by court order.

Elio Motors, Inc. Proxy Statement - Page 25

•  a list of the names and business addresses of its current directors and officers,

•  its most recent annual report delivered to the Arizona Corporation Commission, and

•  any agreements among shareholders.

Appraisal and Dissenters Rights:
Under the ARS, stockholders have appraisal rights in the event of certain corporate actions such as a merger, consolidation or action that materially and adversely affects the rights of a shareholder with respect to his/her shares. If a proposed corporate action requiring appraisal rights is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to his/her shares must:

•  deliver written notice to the corporation before the vote is taken of his/her intent to demand payment if the proposed action is effectuated, and

•  not vote any shares in favor of the proposed action.

The corporation is required to pay fair value to a shareholder exercising appraisal rights for the shares held by such shareholder. If fair value is unsettled, the ARS provides for resolution of fair value in a single equitable proceeding in a court in the county in Arizona where the corporation’s principal office or registered office is located.

Under the DGCL, stockholders have appraisal rights, in the event of certain corporate actions such as a merger or consolidation. These rights include the right to dissent from voting to approve such corporate action, and demand fair value for the shares of the dissenting stockholder. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders meeting, a stockholder who wishes to assert dissenters’ rights must:

•  deliver to the corporation, before the vote is taken, written notice of his/her intent to demand payment for his/her shares if the proposed action is effected, and

•  not vote his/her shares in favor of the proposed action.

If fair value is unsettled, the DGCL provides for the dissenter and the corporation to petition the Court of Chancery.

Franchise Taxes:	Arizona imposes no franchise tax or similar fee on Arizona corporations.
After, the Reincorporation, we will be required to pay annual franchise taxes to Delaware determined by a formula based on the number of our authorized shares, or the value of our assets, whichever would result in a lesser tax. We expect to pay approximately $25,000 to $30,000 per year in franchise taxes in the near term. We will pay a prorated share of the annual Delaware franchise tax for 2017 if the Reincorporation is approved and effected, based upon the effective date of the Reincorporation.

Elio Motors, Inc. Proxy Statement - Page 26

Exclusive Forum:	The Arizona Charter does not contain a provision relating to the forum to bring matters against or on behalf of our Company.
The Delaware Charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•  any derivative action or proceeding brought on behalf of our Company;

•  any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to our Company or our stockholders;

•  any action asserting a claim against our Company or any director or officer or other employee arising pursuant to any provision of the DGCL, the Delaware Charter or the Delaware Bylaws; or

•  any action asserting a claim against our Company or any director or officer or other employee governed by the internal affairs doctrine.

Regulatory Approvals

We expect the Reincorporation to become effective upon the filing of the Delaware Charter and the Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation with the Secretary of State of the State of Delaware and the filing of A Statement of Domestication with the Arizona Corporation Commission.

Securities Act Consequences

After the Reincorporation, we will continue to be a publicly-held company, the shares of our Common Stock will continue to be traded on the OTCQX under the symbol “ELIO”, and we will continue to file periodic reports and other documents with the Securities and Exchange Commission and provide to our stockholders the same types of information that we have previously filed and provided. We and our stockholders will be in the same respective positions under the federal securities laws after the Reincorporation as we and our stockholders were prior to the Reincorporation.

Effective Time

If approved by the requisite vote of the holders of shares of our Common Stock, it is anticipated that the Reincorporation will become effective at the time set forth in each of the Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation to be filed with the Secretary of State of Delaware in accordance with the DGCL and the Statement of Domestication to be filed with the Arizona Corporation Commission in accordance with the ARS.

Effect of Not Obtaining the Required Vote for Approval

If the Reincorporation proposal fails to obtain the requisite vote for approval, the Reincorporation will not be consummated and we will continue to be incorporated in Arizona.

Abandonment, Deferral and Amendment

Notwithstanding a favorable vote of the stockholders, our Board of Directors may decide to abandon or defer the Reincorporation prior to its effectiveness. The Plan of Domestication, however, may not be amended after stockholder approval if the amendment would have a material adverse effect on the rights of our stockholders or violate applicable law.

Elio Motors, Inc. Proxy Statement - Page 27

Recommendation of the Board

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE PLAN OF DOMESTICATION.

OTHER MATTERS

Stockholder Proposals

We anticipate that Proposal Two to change our Company’s state of incorporation from Arizona to Delaware will pass. If Proposal Two passes, stockholder proposals will be governed by the Delaware Bylaws. Under the Delaware Bylaws, any stockholder intending to present any proposal (other than a proposal made by, or at the direction of, our Board of Directors) at the 2018 annual meeting, must give written notice of that proposal (including certain information about any nominee or matter proposed and the proposing stockholder) to our Secretary not later than the close of business on the 90th day (January 30, 2018) nor earlier than the close of business on the 120th day (December 31, 2017) prior to May 1, 2018. However, in the event that the date of the annual meeting is advanced by more than 30 days before or delayed by more than 30 days after that anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the 90th day prior to the annual meeting.

Communications to the Board of Directors

Our Board of Directors maintains a process for shareholders and interested parties to communicate with the Board.  Shareholders may write to the Board c/o Corporate Secretary, Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.  Communications addressed to individual Board members and clearly marked as shareholder communications will be forwarded by the Corporate Secretary unopened to the individual addressees.  Any communications addressed to the Board of Directors and clearly marked as shareholder communications will be forwarded by the Corporate Secretary unopened to the Chairman of the Board.

Elio Motors, Inc. Proxy Statement - Page 28

 APPENDIX A

ELIO MOTORS, INC.
PLAN OF DOMESTICATION

This Plan of Domestication has been adopted by Elio Motors, Inc., an Arizona corporation (the “Company”) as of April 11, 2017.

WITNESSETH:

WHEREAS, the Company is a corporation duly organized and existing under the laws of the State of Arizona and is authorized to issue 100,000,000 shares of Common Stock, no par value per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock, no par value per share (the “Preferred Stock”); and

WHEREAS, the Company wishes to change its domicile of incorporation from Arizona to Delaware by domesticating in Delaware on the terms set forth herein; and

WHEREAS, the Board of Directors of the Company has adopted a resolution approving this Plan of Domestication;

NOW THEREFORE, the Company agrees as follows:

1.          Conversion and Domestication. The Company shall convert from an Arizona corporation to a Delaware Corporation by domesticating in Delaware pursuant to Section 265 of the Delaware General Corporation Law and Section 29-2501 et seq. of the Arizona Revised Statutes. Following the domestication the Company shall be governed by the laws of the State of Delaware. The domestication of the Company in Delaware shall herein be referred to as the “Domestication.”

2.          Stockholder Approval. As soon as practicable after the execution of this Plan of Domestication, the Company shall submit this Plan of Domestication to its stockholders for approval.

3.          Effective Date. The Domestication shall be effective upon the filing of a Certificate of Conversion from a Non-Delaware Corporation to a Delaware Corporation (the “Certificate of Conversion”) with the Secretary of State of the State of Delaware and the filing of a Statement of Domestication with the Arizona Corporation Commission, which filings shall be made as soon as practicable after all required stockholder approvals have been obtained. The time of such effectiveness shall herein be referred to as the “Effective Date.”

4.          Common Stock of the Company. On the Effective Date, by virtue of the Domestication and without any action on the part of the holders thereof, each share of Common Stock of the Company issued and outstanding immediately prior thereto shall be unchanged, shall continue to represent one share of Common Stock of the Company as a Delaware corporation, and shall remain issued and outstanding immediately after consummation of the Domestication.

Elio Motors, Inc. Plan of Domestication – page 1

APPENDIX A

5.          Preferred Stock of the Company.  On the Effective Date, by virtue of the Domestication and without any action on the part of the holders thereof, each share of Series C Convertible Preferred Stock of the Company and each share of Series D Convertible Preferred Stock of the Company issued and outstanding immediately prior thereto shall be unchanged, shall continue to represent one share of Series C Convertible Preferred Stock of the Company and each share of Series D Convertible Preferred Stock of the Company, respectively, as a Delaware corporation, and shall remain issued and outstanding immediately after consummation of the Domestication.

6.          Options/Restricted Equity of the Company. On the Effective Date, by virtue of the Domestication and without any action on the part of the holders thereof, all stock options, restricted stock units or other restricted equity outstanding and unexercised as of the Effective Date and awarded under the Company’s equity plans in effect on such date shall continue and remain in effect upon the same terms and conditions as were in effect immediately prior to the Domestication, and the Company shall continue to reserve that number of shares of Common Stock with respect to each such equity plan as was reserved by the Company prior to the Effective Date with no other changes in the terms and conditions thereof.

7.          Other Convertible Securities of the Company.  On the Effective Date, by virtue of the Domestication and without any action on the part of the holders thereof, all other securities which are convertible into shares of Common Stock of the Company outstanding and unconverted as of the Effective Date shall continue and remain in effect upon the same terms and conditions as were in effect immediately prior to the Domestication, and the Company shall continue to reserve that number of shares of Common Stock with respect to each such convertible security as was reserved by the Company prior to the Effective Date with no other changes in the terms and conditions thereof.

8.          Stock Certificates. On and after the Effective Date, all of the outstanding certificates which prior to that time represented shares of the Common Stock or shares of Preferred Stock of the Company shall be deemed for all purposes to continue to evidence ownership of and to represent the shares of the Company into which the shares represented by such certificates have been converted as herein provided. The registered owner on the books and records of the Company or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to the Company or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of the Company evidenced by such outstanding certificate as above provided.

9.          Succession. On the Effective Date, all of the rights, privileges, debts, liabilities, powers and property of the Company as an Arizona corporation shall continue to be the rights, privileges, debts, liabilities and powers of the Company as a Delaware Corporation in the manner and as more fully set forth in Section 265 of the Delaware General Corporation Law. Without limiting the foregoing, upon the Effective Date, all property, rights, privileges, franchises, patents, trademarks, licenses, registrations, agreements, contracts and other assets of every kind and description of the Company shall continue to be vested in and devolved upon the Company without further act or deed. All rights of creditors of the Company and all liens upon any property of the Company shall be preserved unimpaired, and all debts, liabilities and duties of the Company shall continue to be obligations of the Company.

Elio Motors, Inc. Plan of Domestication – page 2

APPENDIX A

10.          Certificate of Incorporation and By-Laws. Immediately prior to or simultaneously with the filing of the Certificate of Conversion, the Company shall file the Certificate of Incorporation in the form of Exhibit A hereto (the “Certificate of Incorporation”) with the Secretary of State of the State of Delaware, which shall be the Certificate of Incorporation of the Company following the Domestication. The Bylaws set forth as Exhibit B hereto (the “Bylaws”) shall be the Bylaws of the Company following the Effective Date of the Domestication.

11.          Directors and Officers. The members of the Board of Directors and the officers of the Company immediately prior to the Effective Date shall continue in office following the Effective Date of the Domestication until the expiration of their respective terms of office and until their successors have been elected and qualified.

12.          Amendment. This Plan of Domestication may be amended by the Board of Directors of the Company at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of this plan by the stockholders of the Company shall not alter or change (a) the amount or kind of shares or other securities, interests, obligations, rights to acquire shares, other securities or interests, cash, or other property to be received by the stockholders hereunder, (b) any term of the Certificate of Incorporation or the Bylaws, other than changes permitted by the Delaware General Corporation Law comparable to those permitted by Section 10-1002 of the Arizona Revised Statutes, or (c) any of the terms and conditions of this Plan of Domestication if such alteration or change would adversely affect the holders of any class or series of stock of the Company.

13.              Abandonment or Deferral. At any time before the Effective Time, this Plan of Domestication may be terminated and the Domestication may be abandoned by the Board of Directors of the Company, notwithstanding the approval of this Plan of Domestication by the stockholders of the Company or the consummation of the Domestication may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of the Company, such action would be in the best interests of the Company. In the event of termination of this Plan of Domestication, this Plan of Domestication shall become void and of no effect and there shall be no liability on the part of the Company or its Board of Directors or stockholders with respect thereto, except that the Company shall pay all expenses incurred in connection with the Domestication or in respect of this Plan of Domestication or relating thereto.

This Plan of Domestication has been adopted by the Board of Directors of Elio Motors, Inc. as of the date set forth above.

ELIO MOTORS, INC.
(An Arizona Corporation)

By:
Name:	Connie Grennan
Title:	Corporate Secretary

Elio Motors, Inc. Plan of Domestication – page 3

APPENDIX B

CERTIFICATE OF INCORPORATION
 OF
 ELIO MOTORS, INC.

FIRST:  The name of the Corporation is Elio Motors, Inc. (the “Corporation”).

SECOND:  The address of the registered office of the Corporation in the State of Delaware is 2140 South DuPont Highway, Kent County, Camden, Delaware 19934.  The name of its initial registered agent at such address is Paracorp Incorporated.

THIRD:  The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is 110,000,000 shares of capital stock, which shall be divided into two classes, consisting of (i) 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), and (ii) 100,000,000 shares of common stock, par value $0.01 per share (“Common Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock of the Corporation representing a majority of the outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto).

The designations and the powers, preferences, rights, qualifications, limitations and restrictions of the Preferred Stock and Common Stock are as follows:

1.	Provisions Relating to the Preferred Stock.

(a)           The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers (full or limited, or no voting powers), and such designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed herein or in any amendment hereto or in the resolution or resolutions providing for the issue of such series adopted by the Corporation’s Board of Directors (the “Board”) as hereinafter prescribed and set forth in a certificate of designations filed with the Secretary of State of the State of Delaware as required by the DGCL (a “Preferred Stock Designation”).

(b)           The shares of each series of the Preferred Stock may vary from the shares of any other series thereof in any or all of the foregoing respects. The Board may increase the number of shares of Preferred Stock designated for any existing series of Preferred Stock in a Preferred Stock Designation by a resolution adding to such series authorized and unissued shares of Preferred Stock not designated for any other series of Preferred Stock. The Board may decrease the number of shares of Preferred Stock designated for any existing series of Preferred Stock in a Preferred Stock Designation (but not below the number of shares then outstanding) by a resolution subtracting from such series authorized and unissued shares of Preferred Stock designated for such existing series and, unless otherwise provided in the Preferred Stock Designation of such series, the shares so subtracted shall become authorized and unissued shares of Preferred Stock, undesignated as to series.

1

APPENDIX B

(c)           Except as otherwise provided by law or in a Preferred Stock Designation, the holders of Preferred Stock will not be entitled to vote at or receive notice of any meeting of the stockholders.

2.	Provisions Relating to the Common Stock.

(a)           Except as otherwise provided by law or in a Preferred Stock Designation, the holders of Common Stock, as such, shall be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, the holders of Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes and the holders of Preferred Stock shall not be entitled to vote at or receive notice of any meeting of stockholders.

(b)           Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of any outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or pursuant to the DGCL.

(c)           Subject to preferences that may be applicable to any outstanding shares or series of Preferred Stock, holders of Common Stock, as such, are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the Board out of funds legally available therefor.

(d)           In the event of any liquidation, dissolution or winding-up of the Corporation, holders of Common Stock, as such, will be entitled to share ratably in the assets of the Corporation that are remaining after payment or provision for payment of all debts and obligations of the Corporation and of preferential amounts payable to holders of outstanding shares of Preferred Stock, if any.

FIFTH:  Until the first annual meeting of stockholders to occur following the first date on which the Common Stock of the Corporation is listed or quoted on a national securities exchange (the “Trigger Date”), the directors, other than those who may be elected by the holders of any series of Preferred Stock specified in the related Preferred Stock Designation, shall consist of a single class, with the initial term of office to expire on the earlier of (A) the 2018 annual meeting or (B) the first annual meeting of stockholders to occur following the Trigger Date, and each director shall hold office until his successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal. At each annual meeting of stockholders held before the Trigger Date, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the next succeeding annual meeting of stockholders after their election, with each director to hold office until his successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal.

2

APPENDIX B

On and after the first annual meeting following the Trigger Date, the directors, other than those who may be elected by the holders of any series of Preferred Stock specified in the related Preferred Stock Designation, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the initial term of office of the first class to expire at the second annual meeting of stockholders following the Trigger Date, the initial term of office of the second class to expire at the third annual meeting of stockholders following the Trigger Date, and the initial term of office of the third class to expire at the fourth annual meeting of stockholders following the Trigger Date, with each director to hold office until his successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal, and the Board shall be authorized to assign members of the Board, other than those directors who may be elected by the holders of any series of Preferred Stock, to such classes at the time such classification becomes effective. Beginning at the second annual meeting of stockholders following the Trigger Date and for each annual meeting thereafter, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal.

Subject to applicable law and the rights of the holders of any series of Preferred Stock, if any, then outstanding, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, retirement, disqualification or removal of any director or from any other cause shall, unless otherwise required by law or by resolution of the Board, be filled (A) prior to the Trigger Date, by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, this Certificate of Incorporation and the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”), and (B) on or after the Trigger Date, solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his predecessor. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

3

APPENDIX B

Until the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to this Certificate of Incorporation (including any Preferred Stock Designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation. On and after the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to this Certificate of Incorporation (including any Preferred Stock Designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66-2/3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation.  Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent in the performance of his duties to the Corporation in any matter of substantial importance to the Corporation by the affirmative vote of at least 80% of the directors then in office or a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability to serve as a director of the Corporation.

Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, if any, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors then in office. Unless and except to the extent that the Bylaws so provide, the election of directors need not be by written ballot.

SIXTH:  Subject to the rights of holders of any series of Preferred Stock, special meetings of stockholders of the Corporation may be called only by the Board pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors then in office; provided, however, that prior to the Trigger Date, special meetings of the stockholders of the Corporation may also be called by the Secretary of the Corporation at the request of the holders of record of a majority of the outstanding shares of Common Stock. The authorized person(s) calling a special meeting may fix the date, time and place, if any, of such meeting. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock, the stockholders of the Corporation do not have the power to call or request a special meeting of stockholders of the Corporation. The Board may postpone, reschedule or cancel any special meeting of the stockholders previously scheduled by the Board.

SEVENTH:  In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to adopt, make, alter, amend, repeal and rescind any or all of the Bylaws of the Corporation, whether adopted by them or otherwise. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the Board. Stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the Bylaws of the Corporation shall not be adopted, altered, amended or repealed by the stockholders of the Corporation (A) prior to the Trigger Date, except by the affirmative vote of holders of at least a majority in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the Trigger Date, except by the affirmative vote of holders of not less than 66-2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No Bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board that was valid at the time it was taken.

4

APPENDIX B

EIGHTH:  No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (or any successor provision thereto), or (iv) for any transaction from which the director derived an improper personal benefit. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL (or any successor provision thereto).

Any amendment, repeal or modification of the foregoing provisions of this Article EIGHTH shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

NINTH:  Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

Prior to the Trigger Date, any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock with respect to such series of Preferred Stock and except as otherwise expressly provided by the terms of any series of Preferred Stock (including any Preferred Stock Designation) permitting the holders of such series of Preferred Stock to act by written consent, if any, any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

5

APPENDIX B

TENTH:  In addition to any other vote that may be required by law, this Certificate of Incorporation (including any Preferred Stock Designation) or the Bylaws, the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of Common Stock shall be required to amend, alter or repeal Articles FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH, ELEVENTH, OR TWELFTH, or this Article TENTH, of this Certificate of Incorporation, or to adopt any provision of the Certificate of Incorporation or Bylaws inconsistent therewith.

ELEVENTH:  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws, including any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws, or any provision hereof or thereof, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any securities of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article ELEVENTH.

If any provision or provisions of this Article ELEVENTH shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article ELEVENTH (including, without limitation, each portion of any sentence of this Article ELEVENTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

To the fullest extent permitted by law, if any action the subject matter of which is within the scope of this Article ELEVENTH above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (A) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Article ELEVENTH (an “FSC Enforcement Action”) and (B) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

6

APPENDIX B

TWELFTH:  The Corporation elects not to be governed by Section 203 of the DGCL (or any successor provision thereto), and the restrictions contained in Section 203 of the DGCL (or any successor provision thereto) shall not apply to the Corporation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Incorporation as of this _______ day of _____________, 2017.

ELIO MOTORS, INC.

By:
Name:
Title:

CERTIFICATE OF INCORPORATION OF
ELIO MOTORS, INC.
SIGNATURE PAGE

7

APPENDIX C

AMENDED AND RESTATED
BYLAWS
 OF
ELIO MOTORS, INC.

Incorporated under the Laws of the State of Delaware

ARTICLE I
OFFICES AND RECORDS

SECTION 1.1.            Registered Office.  The initial registered office of the Corporation in the State of Delaware, and the name of its initial registered agent at such location, shall be as set forth in the Corporation’s Certificate of Incorporation, as it may be amended and/or restated from time to time (the “Certificate of Incorporation”), and may be changed from time to time by the board of directors of the Corporation (the “Board of Directors”) in the manner provided by law.

SECTION 1.2.  Other Offices.  The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

SECTION 1.3.  Books and Records.  The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II
STOCKHOLDERS

SECTION 2.1.            Annual Meeting.  An annual meeting of the stockholders of the Corporation shall be held for the election of directors on such date and time as may be determined from time to time by resolution of the Board of Directors.  Any other proper business may be transacted at the annual meeting.  The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.  The meeting may be postponed or rescheduled to such time and place as is specified in the notice of postponement or rescheduling of such meeting.  For purposes of these Bylaws, “public notice” shall mean disclosure in a press release reported by Dow Jones News Service, the Associated Press, or any other national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder.

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APPENDIX C

SECTION 2.2.  Special Meetings.  Subject to the rights of holders of any series of preferred stock of the Corporation (“Preferred Stock”), special meetings of stockholders for any purpose or purposes shall be called pursuant to a resolution approved by the affirmative vote of a majority of the Board of Directors and may not be called by any other person or persons; provided, however, that prior to the first date on which the Common Stock of the Corporation is listed or quoted on a national securities exchange (the “Trigger Date”), special meetings of the stockholders of the Corporation may also be called by the Secretary of the Corporation at the request of the holders of record of a majority of the outstanding shares of Common Stock. The authorized person(s) calling a special meeting may fix the date, time and place, if any, of such meeting. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock, the stockholders of the Corporation do not have the power to call or request a special meeting of stockholders of the Corporation. The Board of Directors may postpone, reschedule or cancel any special meeting of the stockholders previously scheduled by the Board of Directors.

SECTION 2.3.  Place of Meeting; Remote Communication.  Any annual or special meeting may be held either at a place, within or without the State of Delaware, or by means of remote communication as the Board of Directors, in its sole discretion, may determine.  If no designation is so made, the meeting shall be held at the principal executive offices of the Corporation.

SECTION 2.4.  Notice of Meeting.  Notice of all meetings of stockholders shall be given in writing or by electronic transmission in accordance with applicable law stating the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.  Unless otherwise required by applicable law or the Certificate of Incorporation, such notice shall be given by the Corporation not less than 10 days nor more than 60 days before the date of the meeting, in a manner permitted by Section 6.7 of these Bylaws, to each stockholder of record entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of such meeting.  Such further notice shall be given as may be required by law.

SECTION 2.5.  Quorum and Adjournment.  Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series (or classes or series) of stock voting as a class or series (or classes or series), the holders of a majority of the outstanding shares of such class or series (or classes or series), present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such business.  The Chairman of the Meeting or the holders of a majority of the shares so represented may adjourn or recess the meeting from time to time for any reasonable reason, whether or not there is such a quorum.  At the adjourned or recessed meeting, the Corporation may transact any business which might have been transacted at the original meeting.  Notice of any adjourned or recessed meeting need not be given if the time, date and place, if any, and the means of remote communication, if any, by which stockholders may be deemed present in person and vote at such adjourned or recessed meeting are announced at the meeting at which the adjournment or recess is taken; provided, however, that if the adjournment or recess is for more than 30 days, a notice of the adjourned or recessed meeting shall be given to each stockholder of record entitled to vote at the meeting; provided, further, that if after the adjournment or recess a new record date for stockholders entitled to vote is fixed for the adjourned or recessed meeting, the Board of Directors shall fix a new record date for notice of such adjourned or recessed meeting (which record date for determining stockholders entitled to notice of such adjourned or recessed meeting shall be the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned or recessed meeting), and shall give notice of the adjourned or recessed meeting to each stockholder of record as of the record date so fixed for notice of such adjourned or recessed meeting.  The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Amended and Restated Bylaws of Elio Motors, Inc. - Page 2 of 24

APPENDIX C

SECTION 2.6.  Proxies.  Each stockholder entitled to vote at a meeting of stockholders or to take action by written consent without a meeting may authorize another person or persons to act for such stockholder by proxy.  Such proxy may be prepared, transmitted and delivered in any manner permitted by applicable law.  Any copy, facsimile transmission or other reliable reproduction of the writing or transmission created pursuant to this section may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile transmission or other reproduction shall be a complete reproduction of the entire original writing or transmission.

SECTION 2.7.  Notice of Stockholder Business and Nominations.

(A)          Annual Meetings of Stockholders.

(1)          Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in this Section 2.7 and on the record date for determination of stockholders entitled to vote at the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in these Bylaws as to such business or nomination and applicable law; clause 1(c) of this Section 2.7(A) shall be the exclusive means for a stockholder to make nominations of director nominees or submit other business (other than matters properly brought under Rule 14a-8 under the Exchange Act, and included in the Corporation’s notice of meeting) before an annual meeting of the stockholders.

(2)          For any nominations of director nominees or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.7(A)(1)(c) of these Bylaws, the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action.  To be timely, a stockholder’s notice shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (which anniversary, in the case of the first annual meeting of stockholders following the adoption of these Bylaws, shall be deemed to be May 1, 2018); provided, however, that in the event that the date of the annual meeting is scheduled for a date that is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the 90th day prior to such annual meeting.  In no event shall any adjournment, recess or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

Amended and Restated Bylaws of Elio Motors, Inc. - Page 3 of 24

APPENDIX C

(3)          To be in proper form, a stockholder’s notice (whether given pursuant to this Section 2.7(A)(2) or Section 2.7(B)) to the Secretary must:

(a)          set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (including any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act) of such stockholder or beneficial owner) (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record (within the meaning of Rule 13d-3 under the Exchange Act) by such stockholder and such beneficial owner, if any (except that any such person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such person has a right to acquire beneficial ownership at any time in the future), (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and such beneficial owner has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of these Bylaws a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) to which such stockholder is entitled based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (iv) a representation that the stockholder is, and was at all relevant times, a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting, and (v) a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (y) otherwise solicit proxies from stockholders in support of such proposal or nomination;

Amended and Restated Bylaws of Elio Motors, Inc. - Page 4 of 24

APPENDIX C

(b)          if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration) and (iii) a complete and accurate description of all agreements, arrangements and understandings between such stockholder and such beneficial owner, if any, and any other person or persons (including their names and addresses) in connection with the proposal of such business by such stockholder;

(c)          set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such person, (iv) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (v) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such Item 404 and the nominee were a director or executive officer of such registrant; and

Amended and Restated Bylaws of Elio Motors, Inc. - Page 5 of 24

APPENDIX C

(d)          with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 2.9 of these Bylaws.  The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(B)          Special Meetings of Stockholders.  The only business which may be conducted at a special meeting shall be the matter or matters set forth in the notice of such meeting.  Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the person calling the meeting has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time of giving of notice provided for in these Bylaws and on the record date for determination of stockholders entitled to vote at such meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in these Bylaws and applicable law.  Additionally, in the event a special meeting of stockholders is called for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting.  In no event shall any adjournment, recess or postponement of a special meeting or any announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(C)          General.

(1)          Only such persons who are nominated in accordance with the procedures set forth in these Bylaws shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in these Bylaws and applicable law.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Chairman of the Meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and applicable law and, if any proposed nomination or business is not in compliance with these Bylaws and applicable law, to declare that such defective proposal or nomination shall be disregarded.

(2)  Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to these Bylaws.

Amended and Restated Bylaws of Elio Motors, Inc. - Page 6 of 24

APPENDIX C

(3)          A stockholder providing notice of business or any nomination proposed to be brought before a meeting shall further update and supplement such notice, so that the information provided or required to be provided in such notice pursuant to this Section 2.7 of these Bylaws shall be true and correct (a) as of the record date for the meeting and (b) as of the date that is ten (10) business days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date) and not later than seven (7) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to) or any adjournment, recess, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof).

(4)          Nothing in these Bylaws shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation, any Preferred Stock Designation, or these Bylaws.

SECTION 2.8.  Conduct of Business.  The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate in its sole discretion. The Chairman of the Board, if one shall have been elected, or in the Chairman of the Board’s absence or if one shall not have been elected, the director designated by the majority of directors, shall preside at all meetings of the stockholders as “Chairman of the Meeting.” Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chairman of the Meeting may prescribe such rules, regulations and procedures and do all such acts as, in the judgment of such Chairman of the Meeting, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chairman of the Meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the Chairman of the Meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) restrictions on the use of audio or video recording devices at the meeting; and (f) limitations on the time allotted to questions or comments by participants. Should any person in attendance become unruly or obstruct the meeting proceedings, the Chairman of the Meeting shall have the power to have such person removed from the meeting.  The Chairman of the Meeting at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if the Chairman of the Meeting should so determine, the Chairman of the Meeting shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the Chairman of the Meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Article II.

Amended and Restated Bylaws of Elio Motors, Inc. - Page 7 of 24

APPENDIX C

SECTION 2.9.  Submission of Questionnaire; Representation and Agreement.  To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section  2.7 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (C) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

SECTION 2.10.  Procedure for Election of Directors; Required Vote.  Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast by the stockholders entitled to vote on the election of directors shall be sufficient to elect directors.  Unless otherwise provided in the Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited.  Except as otherwise provided by applicable law, the Certificate of Incorporation, the rules and regulations of any stock exchange applicable to the Corporation, or these Bylaws, in all matters other than the election of directors and certain non-binding advisory votes described below, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.  In non-binding advisory matters with more than two possible vote choices, the affirmative vote of a plurality of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the recommendation of the stockholders.

SECTION 2.11.  Inspectors of Elections; Opening and Closing the Polls.  The Board of Directors by resolution shall appoint one or more inspectors of election to act at the meetings of stockholders and make a written report thereof.  One or more persons may be designated as alternate inspectors to replace any inspector who fails to act.  If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the Meeting shall appoint one or more inspectors to act at the meeting.  Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.  The inspectors shall have the duties prescribed by law.

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APPENDIX C

The Chairman of the Meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

SECTION 2.12.  Stockholder Action by Written Consent.  Prior to the Trigger Date, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office in the State of Delaware shall be by hand or by certified or registered mail, return receipt requested.  Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 2.12, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation. On and after the Trigger Date, subject to the rights of holders of any series of Preferred Stock with respect to such series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

SECTION 2.13.  List of Stockholders Entitled to Vote.  The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before the date of every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, (i) on a reasonably accessible electronic network (provided that the information required to gain access to the list is provided with the notice of the meeting), or (ii) during ordinary business hours at the principal place of business of the Corporation.  If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present at the meeting.  If the meeting is held solely by means of remote communication, then the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided with the notice of the meeting

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APPENDIX C

SECTION 2.14.  Fixing Date for Determination of Stockholders of Record for Meetings and Other Matters.

(A)          Meetings.  In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment or recess thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than sixty (60), nor less than ten (10), days before the date of such meeting.  If the Board of Directors so fixes such record date for notice of such meeting, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date for notice of such meeting, that a later date on or before the date of the meeting shall be the date for making such determination.  If no record date is fixed by the Board of Directors, then the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given.  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment or recess of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned or recessed meeting, and, in such case, shall also fix as the record date for stockholders entitled to notice of such adjourned or recessed meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned or recessed meeting.

(B)          Actions by Written Consent.  In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (if permitted), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by the Certificate of Incorporation, these Bylaws or the General Corporation Law of the State of Delaware, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office in the State of Delaware shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Certificate of Incorporation, these Bylaws or the General Corporation Law of the State of Delaware, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

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APPENDIX C

(C)          Other Actions.  In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action (other than any stockholders entitled to notice of or to vote at a meeting or take action by written consent of stockholders), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action.  If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

ARTICLE III
 BOARD OF DIRECTORS

SECTION 3.1.  General Powers.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.  In addition to the powers and authorities expressly conferred upon them by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

SECTION 3.2.  Number, Tenure and Qualifications.  Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors then in office (the “Whole Board”).  No decrease in the authorized number of directors constituting the Whole Board shall shorten the term of any incumbent director.  Directors need not be stockholders of the Corporation.

SECTION 3.3.  Regular Meetings.  A regular meeting of the Board of Directors shall be held without other notice than these Bylaws immediately after, and at the same place as, the annual meeting of stockholders.  Subject to Section 3.5 of these Bylaws, the Board of Directors may, by resolution, provide the time and place for the holding of additional regular meetings.

SECTION 3.4.  Special Meetings.  Except as otherwise provided by law or by the Certificate of Incorporation and subject to Section 3.5 of these Bylaws, special meetings of the Board of Directors of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer, or the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board.  The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

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APPENDIX C

SECTION 3.5.  Notice.  Notice of any meeting of directors shall be given to each director at his or her business or residence in writing by any means permitted by Section 6.7 of these Bylaws, orally by telephone, by facsimile or by other electronic transmission (including, without limitation, by electronic mail).  If delivered by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mail so addressed, postage prepaid, at least five days before such meeting.  If delivered by overnight courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight courier service company at least 24 hours before such meeting.  If delivered by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 24 hours before such meeting.  If delivered by telephone or by hand delivery, the notice shall be given at least 24 hours prior to the time set for the meeting.  If delivered by electronic mail, the notice shall be deemed adequately delivered when the notice is directed to an electronic mail address at which the director has consented to receive notice.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting.  A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 6.3 of these Bylaws.

SECTION 3.6.  Action by Consent of Board of Directors.  Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.  Such consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any document or instrument filed with the Secretary of State of the State of Delaware.

SECTION 3.7.  Conference Telephone Meetings.  Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.8.  Quorum.  Subject to Section 3.9 of these Bylaws, a whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice.  The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

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APPENDIX C

SECTION 3.9.  Vacancies.  Subject to applicable law and the rights of the holders of any series of Preferred Stock, if any, then outstanding, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, resignation, retirement, disqualification or removal of any director or from any other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled (A) prior to the Trigger Date, by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the General Corporation Law of the State of Delaware, this Certificate of Incorporation and these Bylaws, and (B) on or after the Trigger Date, solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his predecessor. No decrease in the number of authorized directors constituting the Board shall shorten the term of any incumbent director.

SECTION 3.10.  Executive and Other Committees.  The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate an Executive Committee to exercise, subject to applicable provisions of law and the rules of any stock exchange applicable to the Corporation, all the powers of the Board of Directors in the management of the business and affairs of the Corporation when the Board of Directors is not in session, and may, by resolution similarly adopted, designate one or more other committees.  The Executive Committee and each such other committee shall consist of one or more directors of the Corporation.  The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.  Any such committee, other than the Executive Committee (the powers of which are expressly provided for herein), may to the extent permitted by law and the rules of any stock exchange applicable to the Corporation exercise such powers and shall have such responsibilities as shall be specified in the designating resolution.  Except as prohibited by law or the rules of any stock exchange applicable to the Corporation, in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.  Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board of Directors when required.

A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide.  Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these Bylaws.  The Board of Directors shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.  Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

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APPENDIX C

SECTION 3.11.  Removal.  Until the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to the Certificate of Incorporation (including any certificate of designation thereunder), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation and these Bylaws. On and after the Trigger Date, subject to the rights of the holders of shares of any series of Preferred Stock, if any, to elect additional directors pursuant to the Certificate of Incorporation (including any certificate of designation thereunder), any director may be removed only for cause, upon the affirmative vote of the holders of at least 66-2/3% of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation and these Bylaws.  Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been grossly negligent in the performance of his duties to the Corporation in any matter of substantial importance to the Corporation by the affirmative vote of at least 80% of the directors then in office or a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability to serve as a director of the Corporation.

SECTION 3.12.  Records.  The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board of Directors and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

SECTION 3.13.  Compensation.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have authority to fix the compensation of directors, including fees and reimbursement of expenses.

ARTICLE IV
OFFICERS

SECTION 4.1.  Elected Officers.  The elected officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, a Secretary, a Treasurer, and such other officers (including, without limitation, a Chief Financial Officer) as the Board of Directors from time to time may deem proper.  The Chairman of the Board shall be chosen from among the directors.  All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV.  Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof.  The Board of Directors or any committee thereof may from time to time elect, or the Chairman of the Board or Chief Executive Officer may appoint, such other officers (including one or more Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents as may be necessary or desirable for the conduct of the business of the Corporation.  Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board of Directors or such committee or by the Chairman of the Board or Chief Executive Officer, as the case may be.  Any number of offices may be held by the same person.

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APPENDIX C

SECTION 4.2.  Election and Term of Office.  The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after the annual meeting of the stockholders.  If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient.  Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign, but any officer may be removed from office at any time in accordance with Section 4.9.

SECTION 4.3.  Chairman of the Board.  The Chairman of the Board shall preside at all meetings of the Board of Directors.  The Chairman of the Board shall advise and counsel the Chief Executive Officer and other officers and shall exercise such powers and perform such duties as shall be assigned to or required of the Chairman of the Board from time to time by the Board of Directors or these Bylaws.  He or she shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect.  The Chairman of the Board may also serve as the Chief Executive Officer, if so elected by the Board of Directors.

SECTION 4.4.  Chief Executive Officer.  The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board of Directors, and shall be responsible for the execution of the policies of the Board of Directors.  In the absence (or inability to act) of the Chairman of the Board and the Lead Director, if one has been designated by the Board of Directors, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board of Directors.

SECTION 4.5.  President.  The President shall, subject to the authority of the Chief Executive Officer and the Board of Directors, have general management and control of the day-to-day business operations of the Corporation and shall consult with and report to the Chief Executive Officer.  The President shall put into operation the business policies of the Corporation as determined by the Chief Executive Officer and the Board of Directors as communicated to the President by the Chief Executive Officer and the Board of Directors.  The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer.  In the absence (or inability to act) of the Chairman of the Board, the Lead Director, if one has been designated by the Board of Directors, and the Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board of Directors.

SECTION 4.6.  Vice-Presidents.  Each Vice President shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

SECTION 4.7.  Treasurer.  The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds.  The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositaries in the manner provided by resolution of the Board of Directors.  He or she shall have such further powers and duties and shall be subject to such directions as may be granted or imposed upon him or her from time to time by the Board of Directors, the Chairman of the Board or the Chief Executive Officer.

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APPENDIX C

SECTION 4.8.  Secretary.  The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders; he or she shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; he or she shall be custodian of the records of the Corporation; and he or she shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he or she shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Board of Directors, the Chairman of the Board or the Chief Executive Officer.

SECTION 4.9.  Removal.  Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby.  Any officer or agent appointed by the Chairman of the Board or the Chief Executive Officer may be removed by him or her whenever, in his or her judgment, the best interests of the Corporation would be served thereby.  No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his or her successor or his or her death, resignation or removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan. Such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

SECTION 4.10.  Vacancies.  A newly created elected office and a vacancy in any elected office because of death, resignation, retirement or removal may be filled solely by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors and shall not be filled by the Stockholders.  Any vacancy in an office appointed by the Chairman of the Board or the Chief Executive Officer because of death, resignation, retirement or removal may be filled by the Chairman of the Board or the Chief Executive Officer.

SECTION 4.11.  Action with Respect to Securities of Other Corporations.  Unless otherwise directed by the Board of Directors, the Chief Executive Officer or any officer authorized by the Chairman of the Board, the Chief Executive Officer or the President, shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of security holders of or with respect to any action of security holders of any other corporation in which the Corporation may hold securities and otherwise to exercise any and all rights and powers that the Corporation may possess by reason of its ownership of securities in such other corporation.

SECTION 4.12.  Delegation.  The Board of Directors may from time to time delegate the powers and duties of any officer to any other officer or agent, notwithstanding any provision hereof.

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APPENDIX C

ARTICLE V
 STOCK CERTIFICATES AND TRANSFERS

SECTION 5.1.  Stock Certificates and Transfers.  The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe; provided that the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock may be uncertificated shares.  Any such resolutions shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.  The shares of the stock of the Corporation shall be transferred on the books of the Corporation, which may be maintained by a third party registrar or transfer agent, by the holder thereof in person or by his or her attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require or upon receipt of proper transfer instructions from the registered holder of uncertificated shares and upon compliance with appropriate procedures for transferring shares in uncertificated form.

Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board, or the President or a Vice-President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

SECTION 5.2.  Ownership of Shares.  The Corporation shall be entitled to treat the holder of record of any share or shares of stock of the Corporation as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by the laws of the State of Delaware.

SECTION 5.3.  Lost, Stolen or Destroyed Certificates.  No certificate for shares or uncertificated shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his or her discretion require.

ARTICLE VI
 MISCELLANEOUS PROVISIONS

SECTION 6.1.  Fiscal Year.  The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

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APPENDIX C

SECTION 6.2.  Dividends.  Except as otherwise provided by law or the Certificate of Incorporation, the Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares of capital stock, which dividends may be paid in either cash, property or shares of capital stock of the Corporation.  A member of the Board of Directors, or a member of any committee designated by the Board of Directors, shall be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, as to the value and amount of the assets, liabilities or net profits of the Corporation, or any other facts pertinent to the existence and amount of surplus or other funds from which dividends might properly be declared and paid.

SECTION 6.3.  Waiver of Notice.  Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.  Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.  Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6.4.  Audits.  The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

SECTION 6.5.  Resignations.  Any director or any officer, whether elected or appointed, may resign at any time by giving written notice or notice via electronic transmission of such resignation to the Chairman of the Board, the Chief Executive Officer, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, or the Secretary, or at such later time as is specified therein.  No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

SECTION 6.6.  Indemnification and Insurance.

(A)          (1)          Each person who was or is a party or is threatened to be made a party to or is involved in any Proceeding (other than a Proceeding by or in the right of the Corporation), by reason of the fact that he or she is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was a director, officer, employee or agent of a Subject Enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by law, against all Expenses, liabilities and amounts paid in settlement which were actually and reasonably incurred by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation, or a director, officer, employee or agent of a Subject Enterprise entitled to indemnification hereunder, and shall inure to the benefit of his or her heirs, executors and administrators.

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APPENDIX C

(2)          Each person who was or is a party or is threatened to be made a party to or is involved in any Proceeding brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was a director, officer, employee or agent of a Subject Enterprise, shall be indemnified and held harmless by the Corporation, to the fullest extent permitted by law, against all Expenses actually and reasonably incurred by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

(3)          Notwithstanding Section 6.6(A)(1) and (2) of these Bylaws, except as otherwise provided in paragraph (C) of this Section 6.6, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized in the first instance by the Board of Directors.

(4)          The right of any person to indemnification conferred in these Bylaws shall be a contract right and shall include the right of such person to be paid by the Corporation the Expenses incurred in defending any such Proceeding in advance of its final disposition, such advances to be paid by the Corporation within 30 days after the receipt by the Corporation of a statement or statements from the person requesting such advance or advances from time to time; provided, however, that the payment of such expenses incurred by such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified against such Expenses by the Corporation pursuant to these Bylaws, the General Corporation Law of the State of Delaware or otherwise.

(B)          To obtain indemnification under paragraph (A)(1) or (A)(2) of this Section 6.6, a claimant shall submit to the Corporation a written request, including documentation and information which is reasonably available to the claimant and is reasonably necessary to determine whether the claimant is entitled to indemnification.  Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors, or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant.  The Independent Counsel shall be selected by the Board of Directors.  Such determination of entitlement to indemnification shall be made not later than 45 days after receipt by the Corporation of a written request for indemnification.  If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 15 days after such determination.

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APPENDIX C

(C)          If a claim for indemnification under paragraph (A)(1) or (A)(2) of this Section 6.6 is not paid in full within 60 days after the Corporation has received a claim therefor by such claimant, or if a claim for advancement of expenses is not paid in full within 30 days after the Corporation has received a statement or statements requesting such amounts to be advanced pursuant to paragraph (A)(4) of this Section 6.6, such claimant shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim.  Such claimant shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law.  The termination of any Proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself: (i) create a presumption that the claimant acted in bad faith or in a manner which he/she reasonably believed to be opposed to the best interests of the Corporation, or, with respect to any criminal Proceeding, that the claimant has reasonable cause to believe that the claimant’s conduct was unlawful; or (ii) otherwise adversely affect the rights of the claimant to indemnification, except as may be provided herein.

(D)          If a determination shall have been made pursuant to paragraph (B) of this Section 6.6 that the claimant is entitled to indemnification, the Corporation shall be bound by such determination and shall be precluded from asserting that such determination has not been made.

(E)          The Corporation shall be precluded from asserting in any judicial Proceeding commenced pursuant to paragraph (C) of this Section 6.6 that the procedures and presumptions of these Bylaws are not valid, binding and enforceable and shall stipulate in such Proceeding that the Corporation is bound by all the provisions of these Bylaws.

(F)          The right to indemnification and the payment of Expenses incurred or reasonably expected to be incurred, in defending a Proceeding in advance of its final disposition conferred in these Bylaws shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.  No repeal or modification of these Bylaws shall in any way diminish or adversely affect the rights of any director, officer, employee or agent of any Subject Enterprise hereunder in respect of any occurrence or matter arising prior to any such repeal or modification.

(G)          The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of any Subject Enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.  To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to whom rights to indemnification have been granted as provided in paragraph (H) of this Section 6.6, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

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APPENDIX C

(H)          The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any Proceeding in advance of its final disposition, to any employee or agent of the Corporation, or to any director, officer or agent of any Subject Enterprise, to the fullest extent of the provisions of these Bylaws with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(I)          If any provision or provisions of these Bylaws shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of these Bylaws (including, without limitation, each portion of any paragraph of these Bylaws containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of these Bylaws (including, without limitation, each such portion of any paragraph of these Bylaws containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(J)          For purposes of this Section 6.6:

(1)          “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought.

(2)          “Expenses” means judgments, penalties (including, but not limited to, excise and similar taxes) and fines against such person and all reasonable attorneys’ fees, accountants’ fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating or being or preparing to be a witness in any Proceeding or establishing such person’s right of entitlement to indemnification for any of the foregoing.

(3)          “Independent Counsel” means a law firm or a member of a law firm that is experienced in matters of corporate law and that neither is presently nor in the past five years has been retained to represent (i) the Corporation or the claimant or any affiliate thereof in any matter material to either such party or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder.  Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s right to indemnification under these Bylaws.

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APPENDIX C

(4)          “Proceeding” means any threatened, pending or completed action, suit, arbitration, investigation, inquiry, alternative dispute resolution mechanism, administrative or legislative hearing, or any other proceeding (including, without limitation, any securities laws action, suit, arbitration, investigation, inquiry, alternative dispute resolution mechanism, hearing or procedure) whether civil, criminal, administrative, arbitrative or investigative and whether or not based upon events occurring, or actions taken, before the date hereof, and any appeal in or related to any such action, suit, arbitration, investigation, inquiry, alternative dispute resolution mechanism, hearing or proceeding and any inquiry or investigation (including discovery), whether conducted by or in the right of the Corporation or any other person, that such person in good faith believes could lead to any such action, suit, arbitration, investigation, inquiry, alternative dispute resolution mechanism, hearing or other proceeding or appeal thereof.

(5)          “Subject Enterprise” means the Corporation or any of the Corporation’s direct or indirect wholly-owned subsidiaries or any other entity, including, but not limited to, another corporation, partnership, limited liability company, employee benefit plan, joint venture, trust or other enterprise, for which a person is or was serving as a director, officer, employee, agent or fiduciary at the request of the Corporation.

(K)          Any notice, request or other communication required or permitted to be given to the Corporation under this Section 6.6 shall be in writing and either delivered in person or sent by facsimile, electronic transmission, overnight courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

SECTION 6.7.  Notices.  Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the United States mail, postage paid, or by sending such notice by commercial courier service, or by facsimile or other electronic transmission (including, without limitation, by electronic mail), provided that notice to any stockholder by electronic transmission shall be given only in a manner to which the stockholder has consented, which consent has not been revoked, and in accordance with Section 232 of the General Corporation Law of the State of Delaware.  Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation.  The time when such notice shall be deemed to have been given shall be the time such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if delivered by hand, facsimile, other electronic transmission or commercial courier service, or the time such notice is deposited in the United States mail, postage prepaid, if delivered through the mail.  Without limiting the manner by which notice otherwise may be given in accordance with this Section 6.7, notice to any stockholder shall be deemed given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; (4) if by any other form of electronic transmission, when directed to the stockholder; and (5) if by mail, when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

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APPENDIX C

SECTION 6.8.  Facsimile Signatures.  In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

SECTION 6.9.  Time Periods.  In applying any provision of these Bylaws which requires that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VII
CONTRACTS, PROXIES, ETC.

SECTION 7.1.  Contracts.  Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct.  Such authority may be general or confined to specific instances as the Board of Directors may determine.  The Chief Executive Officer, the President or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation.  Subject to any restrictions that the Board of Directors may impose, the Chairman of the Board, the Chief Executive Officer, the President or any Vice President of the Corporation may delegate contractual powers to others under his or her authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

SECTION 7.2.  Proxies.  Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, limited liability company or other entity, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other entity, or to consent in writing, in the name of the Corporation as such holder, to any action by such other entity, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation, all such written proxies or other instruments as he or she may deem necessary or proper in the premises.

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APPENDIX C

ARTICLE VIII
AMENDMENTS

SECTION 8.1.  Amendments.  In furtherance of, and not in limitation of, the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Board of Directors. Stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate of Incorporation, the Bylaws of the Corporation shall not be adopted, altered, amended or repealed by the stockholders of the Corporation (A) prior to the Trigger Date, except by the affirmative vote of holders of at least a majority in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, or (B) on and after the Trigger Date, except by the affirmative vote of holders of not less than 66-2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. No Bylaws hereafter made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the Board of Directors that was valid at the time it was taken.

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PROXY – ELIO MOTORS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF ELIO MOTORS, INC.

Paul Elio or Connie Grennan, or any of them, each with the power of substitution, are hereby authorized to represent and vote on the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the annual meeting of stockholders to be held on May 15, 2017, and any adjournments thereof.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder.  If no directions are given, this proxy will be voted for the matters set forth below.  The proxy holders named will vote in their discretion on any other matter that may properly come before the meeting.

1.	ELECTION OF DIRECTORS - The Board of Directors recommends a vote FOR the listed nominees.
	FOR	WITHHOLD		FOR	WITHHOLD
Paul Elio	☐	☐	Stuart Lichter	☐	☐
James Holden	☐	☐	David C. Schembri	☐	☐
Hari Iyer	☐	☐	Kenneth L. Way	☐	☐

Cumulative Voting – If you wish to allocate your votes among the nominees using cumulative voting, do not check any of the boxes above, but instead, check the “Cumulate” box below and indicate in the space provided below the number of votes you wish to cast for each nominee (the maximum number of votes you may allocate is the number of shares owned multiplied by 6).

Cumulate ☐
	NUMBER OF VOTES		NUMBER OF VOTES
Paul Elio		Stuart Lichter
James Holden		David C. Schembri
Hari Iyer		Kenneth L. Way

2.	APPROVAL OF PLAN OF DOMESTICATION – The Board of Directors recommends a vote FOR the proposal.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	In their discretion, to transact such other business as may properly come before the meeting and any adjournments thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.  Your signature below should conform to the name in which the shares are held.  When shares are held by joint tenants, both must sign.  When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such.  If a corporation, please sign in full corporate name by president or other authorized officer.  If a partnership, please sign in partnership name by authorized person.

Signature 1 – Please keep Signature within the box	Signature 2 – Please keep Signature within the box	Date (mm/dd/yyyy)
[_________________________]	[_________________________]	[______/________/________]

Please mark, sign, date and return this proxy promptly by (1) faxing to (480) 207-2174 Attn: Investor Relations; (2) mailing to Elio Motors, Inc. 2942 North 24th Street, Suite 114-700 Phoenix, AZ 85016 Attn: Investor Relations; or (3) scanning and emailing to InvestorRelations@eliomotors.com